[Navarre letterhead]
July 27, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	Navarre Corporation
Registration Statement on Form S-1
File No. 333-133280
Ladies and Gentlemen:
On behalf of Navarre Corporation (“Navarre” or the “company”), the undersigned hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 3:45 p.m., Washington D.C. time, on July 27, 2006, or as soon as is practicable thereafter.
Navarre hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Navarre Corporation

By:	/s/ J. Reid Porter
J. Reid Porter
Its: Chief Financial Officer

cc:	Mr. Adam Halper
Securities and Exchange Commission (via facsimile)